Exhibit 11



                    RASCALS INTERNATIONAL, INC. AND SUBSIDIARIES
                          COMPUTATION OF PER SHARE EARNINGS
                       (In thousands except per share amounts)


                                    Year Ended December 31,  Six Months Ended June 30,
                                        1999       2000          2000       2001
                                      -------    -------       --------   ---------
                                                              (Unaudited) (Unaudited)
1)  Average shares outstanding          7,674     11,126        10,179      14,299
    Net effect of dilutive stock
      options based on the treasury
      stock method using average
      market price                          -          -          -            -
                                      -------    -------       --------   ---------

      Total                             7,674     11,126         10,179     14,299
                                      =======    =======       ========   =========

Basic Net (loss)                     $   (.19)  $   (.14)     $    (.09)  $   (.02)
                                      =======    =======       ========   =========

Per Share Amounts:

Loss from continuing operations      $   (.14)  $   (.09)     $    (.07)  $   (.02)
                                      =======    =======       ========   =========

Income (loss) from discontinued
  operations                         $   (.05)  $   (.05)     $    (.02)  $    --
                                      =======    =======       ========   =========




1) Average shares outstanding are based upon the weighted average shares outstanding for the period presented giving retroactive recognition for the number of equivalent shares (6,175,000) received by Rascals
         Enterprises, Inc. from Rascals International, Inc. on August 9, 1999.





                                                                             138